FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan

Boston Private Financial Holdings, Inc.

Ten Post Office Square

Boston, Massachusetts 02109

REQUIRED INFORMATION ATTACHED

1.	Audited statements of Net Assets Available for Benefits in accordance with the financial reporting requirements of ERISA.

2.	Audited statements of changes in Net Assets Available for Benefits in accordance with the financial reporting requirements of ERISA.

3.	Written consent of Independent Registered Public Accounting Firm (Exhibit 23).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC. 401(k) PROFIT SHARING PLAN

By:	BOSTON PRIVATE FINANCIAL HOLDINGS, INC. 401(k) PLAN COMMITTEE, as Plan Administrator

By:	/s/ Gerald Raphael
Name:	Gerald Raphel
Title:	Senior Vice President – Human Resources
Boston Private Financial Holdings, Inc.

Date:	July 13, 2005

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

(Formerly, Boston Private Bank & Trust Company 401(k) Plan)

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan (formerly, Boston Private Bank & Trust Company 401(k) Plan) (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Boston Private Financial Holdings, Inc. 401(k) Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but include supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

/s/ KPMG LLP

Boston, Massachusetts

July 11, 2005

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Cash and cash equivalents (note 3)	$98,657	294,061

Investments, at fair value (note 4):
Common stock – Boston Private Financial Holdings, Inc.	2,408,620	1,738,005
Self directed brokerage assets	5,047,190	4,548,357
Diversified investment funds	22,855,042	16,888,714
Participant loans	293,470	225,766

Total investments	30,604,322	23,400,842

Receivables:
Employer contributions	154,802	57,982
Employee contributions	4,326	7,747
Rollover	—	51,192
Other receivables	8,869	552

Total receivables	167,997	117,473

Total assets	30,870,976	23,812,376

Liabilities:
Total liabilities	316	—

Net assets available for benefits	$30,870,660	23,812,376

See accompanying notes to financial statements.

2

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions:
Additions to net assets attributed to:
Investment income:
Dividends and interest income	$176,609	91,400
Net appreciation of investments (note 4)	2,441,883	4,473,534

Total investment income	2,618,492	4,564,934

Contributions:
Participant	3,128,160	2,554,288
Employer	1,156,907	1,044,312
Rollover	536,157	501,005

Total contributions	4,821,224	4,099,605

Total additions	7,439,716	8,664,539

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	321,163	417,100
Expenses	60,269	45,862

Total deductions	381,432	462,962

Net increase in net assets	7,058,284	8,201,577

Net assets available for benefits:
Beginning of year	23,812,376	15,610,799

End of year	$30,870,660	23,812,376

See accompanying notes to financial statements.

3

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

(Formerly, Boston Private Bank & Trust Company 401(k) Plan)

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Plan Description

The following description of Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan (the Plan), formerly, Boston Private Bank & Trust Company 401(k) Plan, provides general information only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan with a salary reduction arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC), sponsored by Boston Private Financial Holdings, Inc. (the Company). This Plan is a continuation of Boston Private Bank & Trust Company 401(k) Plan (the BPB&TC Plan). As of July 1, 2002, the assets of the Westfield Profit Sharing Plan (the Westfield Plan), the RINET Company, Inc. Salary Reduction Contribution Plan (the RINET Plan), the Sand Hill Advisors, Inc. Profit Sharing 401(k) Plan (the Sand Hill Plan), the E.R. Taylor Investments, Inc. 401(k) Profit Sharing Plan (the BP Value Plan), and the Borel Bank Salary Deferral 401(k) Plan (the Borel Plan and, together with the foregoing, the Prior Plans) were merged into the Plan. There have been no additional plan mergers since July 1, 2002. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Employees who have attained the age of 21 and completed one hour of service are eligible to participate in the plan on the first day of the calendar quarter following their date of hire. Prior to January 1, 2003, for purposes of employer matching and discretionary nonelective contributions, employees are eligible to participate after they have attained the age of 21 and completed one year of service. To complete one year of eligibility service, the employee must be credited with at least 1,000 hours of service during any 12-month period beginning on their date of hire and any anniversary thereof. The one year of service and 1,000 hour requirement for eligibility to receive employer matching contributions was eliminated on May 15, 2003, effective retroactively to January 1, 2003.

(b)	Contributions

In 2004 and 2003, participants could have contributed up to 25% of their eligible pre-tax compensation to the Plan but could not exceed the annual dollar limit allowed by the IRC ($13,000 in 2004 and $12,000 in 2003). For tax years beginning after December 31, 2001, participants who will be at least fifty years old by the end of the tax year may make additional contributions called “catch-up contributions”. The maximum amount of the annual catch-up contribution depends on the type of the plan involved as well as the tax year for which the contribution is being made. In 2004, participants may have elected to contribute up to $3,000 of their compensation as a catch-up contribution.

4	(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

(Formerly, Boston Private Bank & Trust Company 401(k) Plan)

Notes to Financial Statements

December 31, 2004 and 2003

Boston Private Bank & Trust Company, Westfield Capital Management, RINET Company, Inc., Sand Hill Advisors, Inc., Boston Private Value Investors, and Borel Private Bank & Trust Company (the Participating Employers), at their discretion, may make a matching contribution equal to a set percentage. The percentage of the matching contribution is determined by the Participating Employer’s Board of Directors each year and only the participant’s contribution, up to a maximum of 6% of the participant’s annual compensation will be eligible for a matching contribution. Each Participating Employer, in addition to participating employer matching contributions, may elect to make a discretionary contribution. The amount of such contribution, if any, will be determined and voted on by the Board of Directors of each Participating Employer. In addition, Participating Employers may elect to make a discretionary contribution in the form of shares of common stock of the Plan Sponsor. If such stock contribution is made by any Participating Employer in any Plan Year, it will be allocated on a per capita basis.

Participants may contribute to a separate rollover account certain amounts which have been distributed from another tax-qualified retirement plan or an individual retirement account. Participants are fully vested at all times for any amounts credited to the rollover account.

(c)	Vesting

Participants are immediately vested in their contributions and company stock plus earnings thereon. Participants become 100% vested and eligible to receive benefits in the employer matching contribution at the earlier of completion of three years of service or attainment of normal retirement age. For employer discretionary contributions, participants become 100% vested at completion of five years of service or attainment of normal retirement age, which ever comes first. In the event employment is terminated due to retirement, death or disability, the participant becomes 100% vested.

If employment is terminated prior to normal retirement age for reason other than death or disability, the participant becomes vested in accordance with the following schedules:

Participating Employer Matching Contributions

Years of service	Vesting percentage
Less than two years	—%
2 years	50
3 years	100

5	(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

(Formerly, Boston Private Bank & Trust Company 401(k) Plan)

Notes to Financial Statements

December 31, 2004 and 2003

Participating Employer Discretionary Contributions

Years of service	Vesting percentage
Less than one year	—%
1 year	20
2 years	40
3 years	60
4 years	80
5 years	100

(d)	Payment of Benefits

If the amount of the benefit exceeds $5,000, then the participant may elect to receive the benefit under one or any combination of the following methods:

(a)	Lump sum in cash (or in shares of Boston Private Financial Holdings, Inc. Common Stock to the extent vested accounts are invested in the BPFH Stock Fund);

(b)	Cash payments in quarterly installments over a period of five, ten or fifteen years;

(c)	Maintain vested account balances in the Plan and delay distribution until a participant’s 65th birthday or death, which ever is earlier;

(d)	Transfer vested account balances to the trustee of another tax-qualified retirement plan or the trustee or custodian of a participant’s individual retirement account; or

(e)	Purchase a non transferable annuity contract from a life insurance company, providing monthly payments over a specified period of time not to exceed the participant’s life expectancy or the joint expectancy of the participant and the participant’s designated beneficiary;

If the amount of the benefit does not exceed $5,000, the participant is required to receive a lump-sum distribution.

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and the employer’s contribution. Upon withdrawal from the Plan, participants are entitled to the amount they have contributed, their Company Stock account, the amount of their employer matching contributions and employer discretionary contributions in which they are vested and any earnings credited to their account.

6	(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

(Formerly, Boston Private Bank & Trust Company 401(k) Plan)

Notes to Financial Statements

December 31, 2004 and 2003

(f)	Participant Loans

The Plan provides for participant loans with plan administrator approval. The maximum aggregate loan amount that may be outstanding at one time is 50% of a participant’s total vested account balance, not to exceed $50,000. The $50,000 maximum will be reduced by the participant’s highest outstanding loan balance in the previous 12 months, even if amounts have been repaid. A participant may not have more than two loans outstanding at any one time: one general purpose loan and the second loan to be used in conjunction with the participant’s primary residence. However, effective May 15, 2003, this has been amended allowing a participant to have two general purpose loans and, thus, eliminating the requirement that the second loan be used for primary residence purposes only. The minimum loan amount allowed under the Plan is $1,000. Until otherwise determined by the trustee, the interest rate on all loans given shall be the prime rate plus 2%.

All loans are required to be repaid within five years of the date of the loan unless the purpose of the loan is to acquire a principal residence, in which case the repayment period can be up to twenty years. Defaults on loans are treated as a distribution of the participant’s account balance.

(g)	Participant Investment Options

Participants may elect to suspend contributions at any time. Although they can only change their future contributions during open enrollment, which is the first day of any quarter, participants may reallocate their prior and future contributions on a daily basis. Plan participants may direct their investments into shares in the following diversified investment funds, in addition to the self directed brokerage account (SDBA):

a)	Government Money Market Fund

b)	Premier Core Bond Fund

c)	Quest Balanced Fund

d)	Select Fundamental Value Fund

e)	Select Indexed Equity Fund

f)	Premier Capital Appreciation Fund

g)	Select Focused Value Fund

h)	Select Blue Chip Growth Fund

i)	Premier Small Co. Opportunities Fund

j)	Select Mid Cap Growth II Fund

k)	Select Small Co. Growth Fund

7	(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

(Formerly, Boston Private Bank & Trust Company 401(k) Plan)

Notes to Financial Statements

December 31, 2004 and 2003

l)	Select Overseas Fund

m)	Premier Global Fund

n)	Conservative Journey Fund

o)	Moderate Journey Fund

p)	Aggressive Journey Fund

q)	Premier Short-Duration Bond Fund

r)	Select OTC 100 Fund

s)	Boston Private Financial Holdings, Inc. Common Stock (BPFH Stock Fund)

(h)	Forfeitures

As of December 31, 2004 and 2003, forfeited nonvested accounts totaled $116,584 and $114,815, respectively. These amounts will be used to reduce future employer contributions. During 2004 and 2003, employer contributions were reduced by $41,811 and $9,231, respectively, from forfeited nonvested accounts.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become fully vested in their employer contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Investments are stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are reflected on the trade-date basis. Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date.

8	(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

(Formerly, Boston Private Bank & Trust Company 401(k) Plan)

Notes to Financial Statements

December 31, 2004 and 2003

(c)	Administrative Expenses

Certain administrative expenses such as auditing and legal fees are paid directly by the Company and, accordingly, are not reflected in the accompanying financial statements. However, other administrative costs such as check charges for participant distributions and the annual fee for self directed brokerage accounts are paid for by the participants and, therefore, will be reflected in the accompanying financial statements.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)	Cash and Cash Equivalents

The Plan considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents, excluding those Money Market Funds which are investment options for participants.

9	(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

(Formerly, Boston Private Bank & Trust Company 401(k) Plan)

Notes to Financial Statements

December 31, 2004 and 2003

(4)	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at the end of year:

	Number of shares/units	Fair value
December 31, 2004:
Self Directed Brokerage Assets*	—	$5,047,190
Premier Capital Appreciation Fund	21,065	3,081,623
Boston Private Financial Holdings, Inc. Common Stock*	85,503	2,408,620
Select Focused Value Fund*	10,191	2,066,569
Premier Core Bond Fund*	14,769	2,059,040
Select Mid Cap Growth II Fund*	10,788	2,011,240
Select Indexed Equity Fund*	20,852	1,934,903
Select Fundamental Value Fund*	16,477	1,840,012

December 31, 2003:
Self Directed Brokerage Assets*	—	$4,548,357
Premier Capital Appreciation Fund	16,389	2,244,005
Premier Core Bond Fund*	15,270	2,045,496
Boston Private Financial Holdings common stock*	69,968	1,738,005
Government Money Market Fund*	9,389	1,489,102
Select Focused Value Fund	7,873	1,429,915
Select Small Co. Growth Fund	12,021	1,352,849
Select Indexed Equity Fund*	15,914	1,339,457
Select Fundamental Value Fund*	12,224	1,244,930
Select Mid Cap Growth II Fund	7,821	1,238,807

*	Represents a party-in-interest to the Plan.

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,441,883 as follows:

Common stock – Boston Private Financial Holdings, Inc.	$281,315
Self directed brokerage assets	261,358
Diversified investment funds	1,899,210

$2,441,883

10	(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

(Formerly, Boston Private Bank & Trust Company 401(k) Plan)

Notes to Financial Statements

December 31, 2004 and 2003

(5)	Tax Status

The Plan received a favorable determination, dated March 23, 2004, from the Internal Revenue Service indicating that the Plan is qualified under IRC Section 401(a) and is exempt from federal income taxes under IRC Section 501(a). The plan administrator believes that the Plan is currently designed and has operated in accordance with its terms and in conformity with the applicable requirements of the IRC.

In December 2004, the Plan Sponsor was advised by the Department of Labor that it may have violated certain fiduciary obligations to the Plan and several provisions of ERISA. The Plan Sponsor has taken corrective action.

(6)	Related-Party Transactions

Plan investments include shares of diversified investment funds managed by Sand Hill Advisors, which had a market value of $594,534 at December 31, 2004. Sand Hill Advisors is an affiliate of Boston Private Financial Holdings, Inc. and member of the Plan; therefore, these transactions qualify as party-in-interest transactions. Some Plan investments are also shares of diversified investment funds managed by Mass Mutual Financial Group. Mass Mutual Financial Group is the record keeper of the Plan, which qualifies these transactions as party-in-interest transactions. In addition, certain Plan investments are shares of Boston Private Financial Holdings, Inc. common stock. Boston Private Financial Holdings, Inc. is the Plan Sponsor and, as such, these transactions qualify as party-in-interest transactions.

(7)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

11	(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

(Formerly, Boston Private Bank & Trust Company 401(k) Plan)

Notes to Financial Statements

December 31, 2004 and 2003

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	$30,870,660	23,812,376

Plan receivables at December 31, 2004 (accrual accounting) not recorded on Form 5500:
Employer contributions	(154,802)	(57,982)
Employee contributions	(4,326)	(7,747)
Employee rollovers	—	(51,192)
Other receivables	(8,763)	—

Total current year receivables	(167,891)	(116,921)

Plan liabilities at December 31, 2004 recorded on Form 5500:
Employee distribution	(435,491)	—

Total current year liabilities	(435,491)	—

Net assets available for benefits per the Form 5500	$30,267,278	23,695,455

12	(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

(Formerly, Boston Private Bank & Trust Company 401(k) Plan)

Notes to Financial Statements

December 31, 2004 and 2003

The following is a reconciliation of net increase in net assets per the financial statements for the years ended December 31, 2004 and 2003 to Form 5500:

	2004	2003
Net increase in net assets per the financial statements	$7,058,284	8,201,577
Plan receivables at December 31, 2004 (accrual accounting) not recorded on Form 5500:
Reverse prior year accrual – employer contributions	57,982	101,751
Reverse prior year accrual – employee contributions	7,747	28,501
Reverse prior year accrual – rollover contributions	51,192	—

Total prior year receivables	116,921	130,252

Employer contributions	(154,802)	(57,982)
Employee contributions	(4,326)	(7,747)
Employee rollovers	—	(51,192)
Other receivables	(8,763)	—

Change in total current year receivables not recorded	(167,891)	(116,921)

Total receivables not recorded	(50,970)	13,331

Plan liabilities at December 31, 2004 recorded on Form 5500:
Employee distribution	(435,491)	—

Total current year liabilities	(435,491)	—

Net increase in plan assets per the Form 5500	$6,571,823	8,214,908

The majority of reconciling items occur because the Form 5500 is maintained on a cash basis where as the financial statements are maintained on an accrual basis. The DOL, however, requires that amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, should not be reported as liabilities on the financial statements but reported on Form 5500 as such.

13	(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investments		** (d) Cost	(e) Current value
*	Self Directed Brokerage Assets	—	units of participation	—	$5,047,190
	Premier Capital Appreciation Fund	21,065	units of participation	—	3,081,623
*	Boston Private Financial Holdings, Inc. Common Stock	85,503	shares	—	2,408,620
*	Select Focused Value Fund	10,191	units of participation	—	2,066,569
*	Premier Core Bond Fund	14,769	units of participation	—	2,059,040
*	Select Mid Cap Growth II Fund	10,788	units of participation	—	2,011,240
*	Select Indexed Equity Fund	20,852	units of participation	—	1,934,903
*	Select Fundamental Value Fund	16,477	units of participation	—	1,840,012
*	Government Money Market Fund	9,390	units of participation	—	1,500,147
*	Select Small Co. Growth Fund	11,911	units of participation	—	1,367,004
	Premier Small Co. Opportunities Fund	4,821	units of participation	—	1,336,560
*	Select Overseas Fund	11,065	units of participation	—	1,256,834
	Quest Balanced Fund	6,863	units of participation	—	904,339
	Aggressive Journey Fund	6,882	units of participation	—	809,955
*	Select Blue Chip Growth Fund	3,874	units of participation	—	803,939
	Moderate Journey Fund	5,731	units of participation	—	707,518
	Conservative Journey Fund	4,049	units of participation	—	527,044
	Premier Global Fund	2,451	units of participation	—	507,426
*	Premier Short-Duration Bond Fund	660	units of participation	—	86,288
*	Select OTC 100 Fund	1,319	units of participation	—	54,601

					30,310,852
*	Participant loans	Interest rates ranging from 5.75% to 9.00%			293,470

					$30,604,322

*	Represents a party-in-interest to the Plan.
**	Per ERISA guidelines, the cost of investments is not required to be included on this schedule.

See accompanying report of independent registered public accounting firm.

14